

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Kevin A. Nowlan
Executive Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

> **Re: BorgWarner Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-12162**

Dear Kevin A. Nowlan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing